Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-130074

Pricing Supplement to the Prospectus Supplement No. 542 dated December 1, 2005 — No. 553

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B

$5,000,000
5.00% Aggregate Mandatory Exchangeable Notes due January 2007 (Exchangeable for a Basket of Seven Common Stocks)

This pricing supplement and the accompanying prospectus supplement no. 542, relating to the aggregate mandatory exchangeable notes, should be read together. Because the aggregate mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 542 should also be read with the accompanying prospectus dated December 1, 2005, as supplemented by the accompanying prospectus supplement dated December 1, 2005. Terms used here have the meanings given them in the accompanying prospectus supplement no. 542, unless the context requires otherwise.

The aggregate mandatory exchangeable notes offered by this pricing supplement, which we call the “offered notes”, have the terms described in the accompanying prospectus supplement no. 542, as supplemented or modified by the following:

Issuer: The Goldman Sachs Group, Inc.

Basket stocks: common stock of Cisco Systems, Inc., Dell Inc., EMC Corporation, International Business Machines Corporation, Intel Corporation, Intuit Inc. and Yahoo! Inc., with each basket stock having a relative weight on the trade date of 14.2857%

Face amount: each offered note will have a face amount equal to $100.00; the aggregate face amount for all the offered notes is $5,000,000

Original issue price: 100% of the face amount

Net proceeds to the issuer: 99.90% of the face amount

Trade date: January 6, 2006

Settlement date (original issue date): January 13, 2006

Stated maturity date: January 16, 2007, unless extended for up to six business days

Interest rate (coupon): 5.00% per year

Interest payment dates: April 16, 2006, July 16, 2006, October 16, 2006 and January 16, 2007

Regular record dates: for the interest payment dates specified above, five business days prior to the applicable interest payment date

CUSIP no.: 38143Y350

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Note” on page S-3 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 542 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated January 6, 2006.

Principal amount:	On the stated maturity date, each offered note will be exchanged for, with respect to each basket stock, a number of shares of that basket stock equal to the exchange rate for that basket stock or, at the option of Goldman Sachs, for the cash value of that basket stock based on the relevant final basket stock price.

Exchange rate for each basket stock:	If the final basket stock price equals or exceeds the relevant threshold appreciation price, then the exchange rate will equal a number of shares of that basket stock equal to the relevant threshold fraction multiplied by the weighting amount for that basket stock for each offered note outstanding. The face amount for one offered note equals $100.00. Otherwise, the exchange rate for the relevant basket stock will equal a number of shares of that basket stock equal to the weighting amount for that basket stock for each offered note outstanding. The exchange rate is subject, in certain circumstances, to anti-dilution adjustment as described in the accompanying prospectus supplement no. 542.

Please note that the amount you receive for each $100.00 of outstanding face amount on the stated maturity date could be substantially less than $100.00 and will not in any event exceed $115, which represents the sum of the products, with respect to each basket stock, of the relevant threshold appreciation price multiplied by the relevant weighting amount. As indicated below, this amount equals the sum of 115% of the initial stock price for each of Cisco Systems, Inc., EMC Corporation, Intel Corporation, Intuit Inc. and Yahoo! Inc., 120% of the initial stock price for Dell Inc. and 110% of the initial stock price for International Business Machines Corporation, with each such amount multiplied by the relevant weighting amount. You could lose your entire investment in the offered notes.

Initial basket stock price for each basket stock:	The initial stock price for each of the basket stocks is as follows:

	1. Cisco Systems, Inc.	$18.7913 per share
	2. Dell Inc.	$30.5522 per share
	3. EMC Corporation	$13.7068 per share
	4. International Business Machines Corporation	$84.7486 per share
	5. Intel Corporation	$26.4300 per share
	6. Intuit Inc.	$53.7747 per share
	7. Yahoo! Inc.	$43.3600 per share

Final basket stock price for each basket stock:	The closing price of one share of the relevant basket stock on the determination date, subject to anti-dilution adjustment.

Determination date:	The fifth trading day prior to January 16, 2007 unless extended for up to five business days.

Threshold appreciation price:	For the common stock of Cisco Systems, Inc., EMC Corporation, Intel Corporation, Intuit Inc. and Yahoo! Inc., the initial basket stock price times 1.15; for the common stock of Dell Inc., the initial basket stock price times 1.20; and for the common stock of International Business Machines Corporation, the initial basket stock price times 1.10. The threshold appreciation price for each of the basket stocks is as follows:

	1. Cisco Systems, Inc.	$21.6100 per share
	2. Dell Inc.	$36.6626 per share
	3. EMC Corporation	$15.7628 per share
	4. International Business Machines Corporation	$93.2235 per share
	5. Intel Corporation	$30.3945 per share
	6. Intuit Inc.	$61.8409 per share
	7. Yahoo! Inc.	$49.8640 per share

Weighting amount:	The weighting amount for each of the basket stocks is as follows:

	1. Cisco Systems, Inc.	0.7602 per note
	2. Dell Inc.	0.4676 per note
	3. EMC Corporation	1.0422 per note
	4. International Business Machines Corporation	0.1686 per note
	5. Intel Corporation	0.5405 per note
	6. Intuit Inc.	0.2657 per note
	7. Yahoo! Inc.	0.3295 per note

Threshold fraction:	For each basket stock, the threshold appreciation price divided by the final basket stock price for that basket stock.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

Additional risk factors specific to your note:

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Note on the Date of this Pricing Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price

The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to Your Note —The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in

the accompanying prospectus supplement no. 542.

Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to Your Note —Your Note May Not Have an Active Trading Market” in the accompanying prospectus supplement no. 542.

Hypothetical payment amount:	The tables below show several examples of hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $100.00 of the outstanding face amount of your note, if the final basket stock prices were any of the hypothetical prices shown in the final basket stock price columns. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rates for the basket stocks and no market disruption events.

The prices in the final basket stock price column represent hypothetical closing prices for one share of the relevant basket stock on the determination date. The amounts in the exchange amount at maturity column represent the hypothetical cash value of each basket stock to be exchanged for each outstanding note, based on the hypothetical final basket stock price for that basket stock.

Example 1:	All basket stock prices increase by 10%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cisco Systems, Inc.	14.2857%	$18.7913	$21.6100	0.7602	$20.67	$15.7137
Dell Inc.	14.2857%	$30.5522	$36.6626	0.4676	$33.61	$15.7148
EMC Corporation	14.2857%	$13.7068	$15.7628	1.0422	$15.08	$15.7137
International Business Machines Corporation	14.2857%	$84.7486	$93.2235	0.1686	$93.22	$15.7175
Intel Corporation	14.2857%	$26.4300	$30.3945	0.5405	$29.07	$15.7140
Intuit Inc.	14.2857%	$53.7747	$61.8409	0.2657	$59.15	$15.7167
Yahoo! Inc.	14.2857%	$43.3600	$49.8640	0.3295	$47.70	$15.7158

Exchange amount at maturity for each note:						$110.00

Example 2: All basket stock prices increase by 25%.
Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cisco Systems, Inc.	14.2857%	$18.7913	$21.6100	0.7602	$23.49	$16.4279
Dell Inc.	14.2857%	$30.5522	$36.6626	0.4676	$38.19	$17.1434
EMC Corporation	14.2857%	$13.7068	$15.7628	1.0422	$17.13	$16.4280
International Business Machines Corporation	14.2857%	$84.7486	$93.2235	0.1686	$105.94	$15.7175
Intel Corporation	14.2857%	$26.4300	$30.3945	0.5405	$33.04	$16.4282
Intuit Inc.	14.2857%	$53.7747	$61.8409	0.2657	$67.22	$16.4311
Yahoo! Inc.	14.2857%	$43.3600	$49.8640	0.3295	$54.20	$16.4302

Exchange amount at maturity for each note:						$115.00

Example 3: All basket stock prices decrease by 10%.
Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cisco Systems, Inc.	14.2857%	$18.7913	$21.6100	0.7602	$16.91	$12.8566
Dell Inc.	14.2857%	$30.5522	$36.6626	0.4676	$27.50	$12.8576
EMC Corporation	14.2857%	$13.7068	$15.7628	1.0422	$12.34	$12.8567
International Business Machines Corporation	14.2857%	$84.7486	$93.2235	0.1686	$76.27	$12.8598
Intel Corporation	14.2857%	$26.4300	$30.3945	0.5405	$23.79	$12.8569
Intuit Inc.	14.2857%	$53.7747	$61.8409	0.2657	$48.40	$12.8591
Yahoo! Inc.	14.2857%	$43.3600	$49.8640	0.3295	$39.02	$12.8584

Exchange amount at maturity for each note:						$90.00

Example 4:	The basket stock prices of Cisco Systems, Inc. and Dell Inc. both decrease by 10% and the basket stock prices of EMC Corporation and International Business Machines Corporation both increase by 5%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cisco Systems, Inc.	14.2857%	$18.7913	$21.6100	0.7602	$16.91	$12.8566
Dell Inc.	14.2857%	$30.5522	$36.6626	0.4676	$27.50	$12.8576
EMC Corporation	14.2857%	$13.7068	$15.7628	1.0422	$14.39	$14.9995
International Business Machines Corporation	14.2857%	$84.7486	$93.2235	0.1686	$88.99	$15.0030
Intel Corporation	14.2857%	$26.4300	$30.3945	0.5405	$26.43	$14.2854
Intuit Inc.	14.2857%	$53.7747	$61.8409	0.2657	$53.77	$14.2879
Yahoo! Inc.	14.2857%	$43.3600	$49.8640	0.3295	$43.36	$14.2871

Exchange amount at maturity for each note:						$98.58

Example 5: The basket stock price of Cisco Systems, Inc. decreases by 40%, the basket stock prices of Dell Inc. and EMC Corporation both increase by 5% and the basket stock prices of International Business Machines Corporation and Intel Corporation both increase by 20%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cisco Systems, Inc.	14.2857%	$18.7913	$21.6100	0.7602	$11.27	$8.5711
Dell Inc.	14.2857%	$30.5522	$36.6626	0.4676	$32.08	$15.0005
EMC Corporation	14.2857%	$13.7068	$15.7628	1.0422	$14.39	$14.9995
International Business Machines Corporation	14.2857%	$84.7486	$93.2235	0.1686	$101.70	$15.7175
Intel Corporation	14.2857%	$26.4300	$30.3945	0.5405	$31.72	$16.4282
Intuit Inc.	14.2857%	$53.7747	$61.8409	0.2657	$53.77	$14.2879
Yahoo! Inc.	14.2857%	$43.3600	$49.8640	0.3295	$43.36	$14.2871

Exchange amount at maturity for each note:						$99.29

Example 6: All basket stock prices decrease by 40%.
Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cisco Systems, Inc.	14.2857%	$18.7913	$21.6100	0.7602	$11.27	$8.5711
Dell Inc.	14.2857%	$30.5522	$36.6626	0.4676	$18.33	$8.5717
EMC Corporation	14.2857%	$13.7068	$15.7628	1.0422	$8.22	$8.5711
International Business Machines Corporation	14.2857%	$84.7486	$93.2235	0.1686	$50.85	$8.5732
Intel Corporation	14.2857%	$26.4300	$30.3945	0.5405	$15.86	$8.5712
Intuit Inc.	14.2857%	$53.7747	$61.8409	0.2657	$32.26	$8.5728
Yahoo! Inc.	14.2857%	$43.3600	$49.8640	0.3295	$26.02	$8.5723

Exchange amount at maturity for each note:						$60.00

The payment amounts shown above in examples one to six are entirely hypothetical; they are based on market prices for the basket stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical exchange amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in any of the basket stocks. Please read “Additional Risk Factors Specific to Your Note” and “Hypothetical Payment Amounts on Your Note” in the accompanying prospectus supplement no. 542.

.	Payments on your note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying prospectus supplement no. 542.

Hedging:	In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of all of the basket stocks on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see “Additional Risk Factors Specific to Your Note — Our Business Activities May Create Conflicts of Interest Between You and Us” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement no. 542.

Description of the basket stock issuers:	According to its publicly available documents, Cisco Systems, Inc. manufactures and sells networking and communications products and provides services associated with that equipment and its use. Information filed with the SEC by Cisco Systems Inc. under the Exchange Act can be located by referencing its SEC file number: 000-18225.

According to its publicly available documents, Dell Inc. is a provider of products and services that enable customers to build their information-technology and Internet infrastructures. Information filed with the SEC by Dell Inc. under the Exchange Act can be located by referencing its SEC file number: 000-17017.

According to its publicly available documents, EMC Corporation offers a wide range of systems, software, services and solutions that help organizations get more value from their information and get the most out of their information technology assets. Information filed with the SEC by EMC Corporation under the Exchange Act can be located by referencing its SEC file number: 033-03656.

According to its publicly available documents, International Business Machines Corporation is an information technology company, business and technology services company, consulting services organization, information technology research organization and financier of information technology, which focuses on the intersection of business insight and technological invention. Information filed with the SEC by International Business Machines Corporation under the Exchange Act can be located by referencing its SEC file number: 001-02360.

According to its publicly available documents, Intel Corporation is a semiconductor chip maker, which supplies advanced technology solutions for the computing and communications industries. Information filed with the SEC by Intel Corporation under the Exchange Act can be located by referencing its SEC file number: 000-06217.

According to its publicly available documents, Intuit Inc. is a provider of business and financial management solutions for small business, consumer and professional tax, and accountants. Information filed with the SEC by Inuit Inc. under the Exchange Act can be located by referencing its SEC file number: 000-21180.

According to its publicly available documents, Yahoo! Inc. is a global Internet brand and Internet destination which provides online properties to Internet users. Information filed with the SEC by Yahoo! Inc. under the Exchange Act can be located by referencing its SEC file number: 000-28018.

Historical trading price information:	The common stock of EMC Corporation and International Business Machines Corporation is traded on the New York Stock Exchange under the symbols “EMC” and “IBM”, respectively. The common stock of Cisco Systems, Inc., Dell Inc., Intel Corporation, Intuit Inc. and Yahoo! Inc. is traded on the Nasdaq National Market under the symbols “CSCO”, “DELL”, “INTC”, “INTU” and “YHOO”, respectively. The following tables show the quarterly high, low and final closing prices for the common stock of EMC Corporation and International Business Machines Corporation on the New York Stock Exchange, and for the common stock of Cisco Systems, Inc., Dell Inc., Intel Corporation, Intuit Inc. and Yahoo! Inc. on the Nasdaq National Market, in each case for the four calendar quarters in each of 2004 and 2005 and the first calendar quarter in 2006, through January 6, 2006. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

Cisco Systems, Inc.
	High	Low	Close
2004
Quarter ended March 31	$29.13	$22.12	$23.57
Quarter ended June 30	$24.81	$20.91	$23.70
Quarter ended September 30	$23.11	$17.79	$18.10
Quarter ended December 31	$19.97	$18.06	$19.32

2005
Quarter ended March 31	$19.32	$17.18	$17.89
Quarter ended June 30	$20.00	$17.02	$19.08
Quarter ended September 30	$20.17	$17.40	$17.92
Quarter ended December 31	$17.87	$16.93	$17.12

2006
Quarter ending March 31 (through January 6, 2006)	$18.77	$17.45	$18.77
Closing price on January 6, 2006			$18.77

Dell Inc.
	High	Low	Close
2004
Quarter ended March 31	$35.97	$31.20	$33.62
Quarter ended June 30	$36.66	$34.03	$35.82
Quarter ended September 30	$36.18	$33.12	$35.60
Quarter ended December 31	$42.38	$34.25	$42.14

2005
Quarter ended March 31	$42.14	$38.04	$38.42
Quarter ended June 30	$40.77	$34.83	$39.46
Quarter ended September 30	$41.54	$33.36	$34.20
Quarter ended December 31	$33.97	$29.02	$29.95

2006
Quarter ending March 31 (through January 6, 2006)	$30.76	$30.61	$30.64
Closing price on January 6, 2006			$30.64

EMC Corporation
	High	Low	Close
2004
Quarter ended March 31	$15.59	$12.29	$13.61
Quarter ended June 30	$13.50	$10.15	$11.40
Quarter ended September 30	$11.54	$9.37	$11.54
Quarter ended December 31	$14.87	$11.88	$14.87

2005
Quarter ended March 31	$14.87	$11.98	$12.32
Quarter ended June 30	$14.79	$11.47	$13.71
Quarter ended September 30	$14.73	$12.38	$12.94
Quarter ended December 31	$14.30	$12.84	$13.62

2006
Quarter ending March 31 (through January 6, 2006)	$14.00	$13.68	$13.73
Closing price on January 6, 2006			$13.73

International Business Machines Corporation
	High	Low	Close
2004
Quarter ended March 31	$100.19	$89.70	$91.84
Quarter ended June 30	$94.20	$85.53	$88.15
Quarter ended September 30	$87.50	$82.21	$85.74
Quarter ended December 31	$98.58	$84.78	$98.58

2005
Quarter ended March 31	$98.58	$89.28	$91.38
Quarter ended June 30	$90.44	$72.01	$74.20
Quarter ended September 30	$84.60	$74.67	$80.22
Quarter ended December 31	$89.21	$79.70	$82.20

2006
Quarter ending March 31 (through January 6, 2006)	$84.95	$81.95	$84.95
Closing price on January 6, 2006			$84.95

Intel Corporation
	High	Low	Close
2004
Quarter ended March 31	$34.24	$26.16	$27.20
Quarter ended June 30	$28.99	$25.73	$27.60
Quarter ended September 30	$27.02	$19.68	$20.06
Quarter ended December 31	$24.80	$20.28	$23.39

2005
Quarter ended March 31	$25.11	$21.99	$23.23
Quarter ended June 30	$27.70	$22.12	$26.02
Quarter ended September 30	$28.71	$23.83	$24.65
Quarter ended December 31	$27.43	$22.65	$24.96

2006
Quarter ending March 31 (through January 6, 2006)	$26.31	$25.57	$26.31
Closing price on January 6, 2006			$26.31

Intuit Inc.
	High	Low	Close
2004
Quarter ended March 31	$52.86	$41.51	$44.63
Quarter ended June 30	$46.47	$37.63	$38.58
Quarter ended September 30	$45.40	$35.86	$45.40
Quarter ended December 31	$46.72	$41.84	$44.01

2005
Quarter ended March 31	$44.50	$37.70	$43.77
Quarter ended June 30	$45.61	$40.07	$45.11
Quarter ended September 30	$48.99	$43.76	$44.81
Quarter ended December 31	$55.57	$42.69	$53.30

2006
Quarter ending March 31 (through January 6, 2006)	$54.16	$53.36	$53.95
Closing price on January 6, 2006			$53.95

Yahoo! Inc.
	High	Low	Close
2004
Quarter ended March 31	$24.87	$20.825	$24.235
Quarter ended June 30	$36.40	$24.175	$36.40
Quarter ended September 30	$34.30	$25.70	$33.91
Quarter ended December 31	$39.14	$34.021	$37.68

2005
Quarter ended March 31	$38.18	$30.87	$33.90
Quarter ended June 30	$38.52	$32.46	$34.65
Quarter ended September 30	$37.73	$31.97	$33.84
Quarter ended December 31	$42.50	$33.37	$39.18

2006
Quarter ending March 31 (through January 6, 2006)	$43.21	$40.91	$43.21
Closing price on January 6, 2006			$43.21

As indicated above, the market prices of the basket stocks have been highly volatile during recent periods. It is impossible to predict whether the price of any of the basket stocks will rise or fall, and you should not view the historical prices of the basket stocks as an indication of future performance. See “Additional Risk Factors Specific to Your Note — The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in the accompanying prospectus supplement no. 542.